OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

NetObjex, INC.

92 Corporate Park
Suite C750
Irvine, CA 92606

http://www.netobjex.com

66666 shares of Series B Nonvoting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 713,333 shares of common stock ($106,999.95)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 66,666 shares of common stock ($9,999.90)

Company	NetObjex, Inc.
Corporate Address	92 Corporate Park, Suite C750, Irvine CA, 92606
Description of Business	NetObjex is a software company whose flagship product is a Digital Asset Management Platform - a middleware that sits between smart edge IoT devices and Distributed Ledger technologies. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies.
Type of Security Offered	Series B Nonvoting Common Stock
Purchase Price of Security Offered	$ 0.15
Minimum Investment Amount (per investor)	$150

Perks:

$1,000 — If you invest $1,000, you will receive one Unicharge (http://www.theunicharge.com/).

$2,500 — If you invest $2,500, you will receive one LumiCharge (https://www.lumicharge.com/)

$5,000 — If you invest $5000, you will receive one Unicharge ((http://www.theunicharge.com/). and 2 Lumicharge units (https://www.lumicharge.com/).

The 10% Bonus for StartEngine Shareholders

NetObjex, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Series B Nonvoting Common Stock at $0.15 / share, you will receive 100 Series B Nonvoting Common Stock bonus shares, meaning you'll own 1,100 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

NetObjex is a Digital Asset Management Platform - a middleware that sits between smart edge IoT devices and Distributed Ledger technologies. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies.

The platform utilizes IoT for data acquisition and dissemination; works with all major communication protocols; includes features such as rules engine, alerts and messaging, enterprise integration, blockchain integration, and more. Solutions developed using the NetObjex PaaS range from smart electricity meters, dynamic wireless electric vehicle charging, smart water metering, solar panel efficiency, fleet management of kiosks, powering smart medical devices, and more.

We leverage blockchain technology by giving each asset a unique blockchain id and this facilitates devices having a system of record that functions across trust boundaries for device discovery, authentication, communication and transaction. Digital assets can also be attached to a digital wallet for inter-device payments e.g. car to parking meter, drone to base station etc. Our platform integrates seamlessly with a number of private and public blockchain technologies including Ethereum, IOTA, Hyperledger and more.

Sales, Supply Chain, & Customer Base

We have about $300K - 400K in sales for 2017. We have established key partners/relations to help us grow sales moving forward:

- EmpowerData in Latin America
- Crescentia in Latin America
- Accenture in India, Asia
- RapidConn in SE Asia, China and US
- IOTA in Europe
- Advantech - in Taiwan and US
- and many more

With these relationships coupled with more funding, we should be able to grow our customer base significantly. We are also looking to embrace a Freemium model of sales to bring in more sales and charging for premium features.

Competition

There are several competitors in the IoT Platform space. However we differentiate ourselves from them in the following ways:

- We are a turnkey platform with little coding necessary. We offer APIs for those who wish to code. Many of our competitors are frameworks requiring a lot more coding effort.
- We are unique in that we do end to end IoT i.e. from edge device to cloud and beyond (enterprise integration and decentralized networks)
- We have tied distributed ledgers to IoT successfully. Almost all of our competitors have not.
- We consider everything as a Digital Asset and so can handle both hard assets e.g. car, refrigerator to soft assets e.g. music, legal contracts etc.
- By ensuring devices have a Digital twin and a unique decentralized identifier, we have enabled inter-device communication, transaction, device discovery and authentication through distributed ledgers that the competition lacks.

Liabilities and Litigation

No litigation

Liabilities - credit cards about $30K, amount owing to Founder Raghu Bala about $60K, Legal about $25K

The team

Officers and directors

Raghu Bala	CEO, Director
Priya Krishnamurthy	Member of Board of Directors

Raghu Bala

NetObjex CEO Raghu Bala was previously an executive with Yahoo, Infospace, PwC, and with 3 successful startup exits. He also teaches MIT Sloan School of Business/Computer Science and AI Laboratory's course on the Implications of artificial intelligence on Business Strategy. Mr. Bala was winner of 2016 Best Abstract in Best Wearable Medical Device category at the AI in Medicine conference, and in 1993 winner of the Best Thesis Award on Temporal Databases at the Hartford Graduate Center Conference. He holds an MBA in Finance from Wharton MBA, an MS in Computer Science from RPI, has been a Columbia University Adjunct Lecturer, published author (Microsoft Press, Macmillan) and speaker at several major conferences including IoT Congress, Google IO, and more. Source Interlink Media Aug 1, 2006 - Apr 30, 2014, CTO Various Clients May 1 2014 - Jan 20 2017, Technical Consultant NetObjex Inc, Jan 21 2017-Present, CEO

Priya Krishnamurthy
2015-present NetObjex 2013-15 President of Castlerock Holdings LLC 2010-2013 President of Fanggle

Number of Employees: 25

Related party transactions

Loan owed to Founder Raghu Bala which is being paid down gradually. The loans are do not carry interest payments. The loan outstanding at the end of 2017 is $32544.39. Payments usually range from $8000-10000 periodically offset by billable income brought into the company by founder.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Personnel Risk** NetObjex is a software technology company and its most valuable asset is its people as software is an Intellectual Capital business. If key personnel leave for some reason, then it could lead to disruption in business operations. When or If personnel leave, then the recovery process could be one where there is a recovery period for the company to make up for such a loss by hiring and training new talent. This could have an impact on the company's ability to deliver on its promises on a timely basis. The company does take mitigating steps by spreading knowledge within its ranks but nevertheless, Personnel risk is something that impacts all technology companies and should be taken into account.
- **Competition** We will compete with larger, established Digital Asset Management and Compliance Platform players who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete

or that the Digital Asset Management and Compliance Platform developed by us will be preferred to any existing or newly developed technologies. The company does take mitigating steps by adding differentiating features such as Blockchain integration, but It should assumed that that competition will try to achieve feature parity and intensify over time.

- **Capital Risk** We compete with larger, more established players in the Digital Asset Management and Compliance market. These players have access to vast amounts of capital from multiple sources. With more capital, the competitors can compete with us by out marketing us and blanketing the airwaves with their product message irrespective of their product capabilities. It also enables them to have a larger sales organization and greater reach. In addition, they can deploy such capital on Research and Development to catch up on product capabilities. Finally, with financial muscle, in competitive bidding situations, competitors may be able to even offer deals at a loss to capture market share which we may not be in a position to do.
- **More Rounds of Funding Needed for Scalability** In this capital raise we plan to raise sufficient funds to deploy in sales, marketing and R&D. Beyond, this round of funding, we anticipating needing more funds in the future to help scale the company.
- **Business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and that we have priced the services at a level that allows the company to make a profit and still attract business.
- **Valuation at this stage is pure speculation** The company's valuation has been deemed by looking at similar companies in the industry. However, there is no independent third party valuation of the company that states it is worth a specific amount given the early stage of the company. The question to you as a prospective investor is whether you wish want to pay this price for this security. If you are unsure of being able to take this risk and making this decision, then do not invest.
- **Customer Concentration Risk** The company currently has a base of a few customers which it is attempting to grow and diversify. However, the loss of one or more key customers will impact its cash flow significantly. The company still draws a majority of monthly income from consulting or services revenues which are non recurring posing a significant risk to short term cash flow.
- **Cybersecurity Concerns** Cybersecurity concerns impact all online businesses and we are no exception. We deploy our platforms online and embed software in remote devices. If these software platforms are attacked and compromised by hackers, it could result in a number of consequences: (a) customer installations could be offline for significant periods and cause them to cancel contracts with us (b) if the attacks are repeated it may impact future sales prospects (c) customers could hold back payments impacting cash flow (d) result in bad publicity for customers and for us and in the very worst case lawsuits brought on by customers.

- **Social Media Risk** In the age of social media, customer and public perception are shaped by social media. The company is exposed to untrue posts by disgruntled employees, consultants on sites like Glassdoor , or opposite points of view published on blogs like Medium, or unsavory comments on Twitter, Facebook, or negative comments on LinkedIn. All of these have potential to tarnish the reputation of the company despite our best efforts and result in loss of customers, reduction in sales prospects, hurt our ability to recruit talent, and have a significant impact to the company's top and bottom lines.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Raghuram Balasubramanian, 65.27% ownership, Class A Common Stock

Classes of securities

- Series A Voting Common Stock: 47,307,040

Voting Rights *(of this security)*

The holders of shares of the Company's Series A Voting Common Stock, $0.0001 par value per share ("Voting Common Stock" and, collectively with the Series B Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Series B Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Series A Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series B Common Stock, Preferred Stock and any additional classes of preferred stock that we may designate in the future.

- Series B Nonvoting Common Stock: 13,978,667

Voting Rights *(of this security)*

The holders of shares of the Company's Series A Voting Common Stock, $0.0001 par value per share ("Voting Common Stock" and, collectively with the Series B Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Series B Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Series A Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series B Common Stock, Preferred Stock and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Class B Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

In comparing 2017 results to 2016, the company has increased sales by 66.78%. In 2017, the company received its first external investment from Unitech Sales LLC and from Connect County SDN BHD (Malaysia). This investment helped the company spur growth by increasing its marketing spend almost five-fold. R&D expense also doubled as the company brought on a full time engineer in the USA to augment its main software engineering team in Vietnam and Belarus.

Expenses grew from $146K in 2016 to 2017 as $418K as the company ramped up US based staff and began to market.

COGS grew from $62K in 2016 to $75K in 2017 which indicates that sales have increased 67% in the face of rising costs of 21%. This bodes well for the company in terms of keeping a lid on COGs while expanding sales.

Cashflow improved primarily from the sale of equity. We expect more of the same in 2018 but by 2019 when we expect to achieve a cashflow neutral position, the need for more capital to fuel the business most likely less. If funds are sought at that time, it would most likely to fund inorganic growth, expand into new markets and so on. However, we expect the core business to be self sustaining by then.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $2 million, $3.5 million and $9.6 million, respectively, and believes the company will generate positive net income by Q3 2019.

For future projections, we plan to reach those goals by:

1) Sales objectives - we are cultivating relations with major industry players e.g. Microsoft, Accenture, SAP. IBM,, NetApp and others. Those relationships we believe will lead to mutually beneficial business opportunities. This will increase sales.

2) Our participation in accelerators globally will open doors previous we had not had access to.

Some milestones in the past that had an impact:

1) Unitech funding

2) Signing up on TruClearGlobal as a customer

3) Securing CCHB investment

Performance benchmarks that would impact growth in the future include:

1) Level of staff turnover

2) Execution on product roadmap

3) Funding which has an impact on all aspects from hiring talent, retaining talent, developing products, spending on R&D and Marketing

4) Marketing - offline, online, going to tradeshows, building brand equity.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The funds from the offering will help improve the liquidity of the company. The funds will be deployed immediately within 30 to 60 days for operational purposes. If the minimum amount is raised then it would be deployed in its totality within 30 days If the maximum amount is raised, then it will be deployed in its totality within 3-4 months.

The company has been in the finals of various accelerator programs (Spring Singapore - Sep 2017, Capital Innovators - Jan 2018, and Rotterdam PortXL - Feb 2018). This provides validation of the company's technology and business on a global scale. If the company is successful in its funding bid with Capital Innovators, it will raise $50K in cash flow. The company is also in talks with its earlier investors from Unitech Sales LLC which has purchased a stake through a subscription plan of $12K a month over 25 months (with a balance of $168K still due) to hasten its pace of capital infusion to improve cash flows.

The company is also in talks with various public and private sources of capital to sell stakes to improve the overall cash flow.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-02-01, Regulation D of 1933 Act., 4175365 Equity. Use of proceeds: Used for product development , and hiring 2 people in the US
- 2017-07-27, Regulation D of 1933 Act., 3131675 Equities. Use of proceeds: Used for marketing, building hiring sales/markting orgs global presence, paying down some debt and hiring 2 people (one US, one offshore)

Valuation

$9,000,000.00

We have valued the company based on a few factors: 1) We have compared our offering to similar deals in the IoT marketplace and assessed their revenue multiple which ranges from 14-28 times trailing revenues. Using the lower end of that scale of 14 multipled by our $350K revenue yields approximately $5m. 2) We also have a baseline valuation for the technology in the company sans any revenues which is about $2m. 3) Since our technology also encompasses the blockchain space and have a slew of reference clients we took into account on the upside potential of that to add an additional $2m of valuation which we believe is extremely conservative. Combining all three factors, we arrived at a reasonable valuation of US$9m.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9999.90	$106,999.95

Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.99	$6420.00
Net Proceeds	$9399.91	$100579.95
Use of Net Proceeds:		
Debt Reduction	$1500	$15000
Infrastructure/Engineering	$2500	$25000
Sales and Executives	$2500	$25000
Administration	$99.91	$7579.95
Marketing	$2800	$28000
Total Use of Net Proceeds	$9399.91	$100579.95

We are seeking to raise a minimum of $9999.90 and up to $106999.95 in this offering through Regulation Crowdfunding. If we manage to raise $106999.95, we believe this amount enable us to perform the accounting review necessary to raise an additional $1.07m through crowdfunding needed to help the company grow. In broad terms, the company will allocate Infrastructure and Engineering (25%), Sales and Executives (25%), Marketing (28%), Debt repayment for credit card revolving credit (15%) and Administration (7%).

Infrastructure and Engineering -- refers to salaries for engineers, payments to cloud infrastructure for our hardware e.g. Amazon, Microsoft Azure. Sales and Executives - refers to salaries to officers and sales reps. Marketing - covers online and print campaigns, tradeshows, banners and more. Administration - refers to accounting and taxation services, crowdfunding outreach, office expenses and more.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.netobjex.com/annualreport. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NetObjex, INC.

[See attached]

I, ___Raghuram Balasubramanian____ (Print Name), the ________________________(Principal Executive Officers) of __NetObjex, Inc______________________(Company Name), hereby certify that the financial statements of _NetObjex, Inc_________________________ (Company Name) and notes thereto for the periods ending _1/1/2016_____________ (beginning date of review) and _______________ _12/31/2017____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $_346004_________; taxable income of $__-147412 and total tax of $__0_______.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _1/4/2018_____________ (Date of Execution).

________________________ (Signature)

_CEO______________________ (Title)

_1/4/2018____________________ (Date)

NETOBJEX, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

NetObjex, Inc
Index to Financial Statements
(unaudited)

NETOBJEX, INC
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

[insert balance sheets]

12:06 AM
01/02/18
Cash Basis

NetObjex, Inc
Balance Sheet
As of December 31, 2017

		Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
Bank of America		58,318.52
Bank of America Savings Account		20,000.00
Coinbase		15,251.35
Total Checking/Savings		93,569.87
Other Current Assets		
Computer Software		3,280.59
Hardware Inventory		25,758.53
Loan to RPG		146.00
Vnm Office Deposit		1,800.00
Total Other Current Assets		30,985.12
Total Current Assets		124,554.99
Fixed Assets		
Accumulated Depreciation		-9,070.61
Computer Hardware		19,911.25
Furniture and Equipment		11,332.39
Hardware Platform Labor (R&D)		10,482.30
R&D Hardware		7,268.59
Software Platform Labor		173,410.66
Total Fixed Assets		213,334.58
TOTAL ASSETS		**337,889.57**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express for NetObjex		23,432.81
Amex (XQ used for NO)		11,805.95
Credit Card at Bank of America		
Raghuram Bala	12,118.51	
Credit Card at Bank of America - Other	-9,545.42	
Total Credit Card at Bank of America		2,573.09
Total Credit Cards		37,811.85
Other Current Liabilities		
Raghu Bala Loan		32,544.39
Total Other Current Liabilities		32,544.39
Total Current Liabilities		70,356.24
Total Liabilities		70,356.24
Equity		
CCHB		250,000.00
Nambi Seshadri Equity		30,000.00
Raghu Bala Equity		4,000.00
Retained Earnings		-1,054.39
UnitechSales		132,000.00
Net Income		-147,412.28
Total Equity		267,533.33
TOTAL LIABILITIES & EQUITY		**337,889.57**

12:07 AM
01/02/18
Cash Basis

NetObjex, Inc
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Bank of America	12,001.75
Total Checking/Savings	12,001.75
Other Current Assets	
Computer Software	2,034.00
Hardware Inventory	25,758.53
Loan to Clinitraq	-124.94
Total Other Current Assets	27,667.59
Total Current Assets	39,669.34
Fixed Assets	
Accumulated Depreciation	-2,505.46
Computer Hardware	12,141.60
Furniture and Equipment	332.39
Hardware Platform Labor (R&D)	10,288.41
R&D Hardware	3,519.89
Software Platform Labor	72,900.00
Total Fixed Assets	96,676.83
TOTAL ASSETS	**136,346.17**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amazon Store Card	215.08
American Express for NetObjex	36,120.74
Amex (XQ used for NO)	3,226.60
Total Credit Cards	39,562.42
Other Current Liabilities	
Amit Shah	3,000.00
Raghu Bala Loan	90,838.14
Total Other Current Liabilities	93,838.14
Total Current Liabilities	133,400.56
Total Liabilities	133,400.56
Equity	
Raghu Bala Equity	4,000.00
Retained Earnings	-168.00
Net Income	-886.39
Total Equity	2,945.61
TOTAL LIABILITIES & EQUITY	**136,346.17**

NETOBJEX, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

10:32 PM
01/09/18
Cash Basis

NetObjex, Inc
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Consulting Income	260,021.90
Other Income	1,073.16
Sales	84,829.35
Sales - Hardware	80.00
Total Income	346,004.41
Cost of Goods Sold	
Consulting Labor	53,012.44
Designer	2,750.00
Purchases - Hardware Components	5,570.47
Sysadmin Consultant	13,500.00
Total COGS	74,832.91
Gross Profit	271,171.50
Expense	
Accounting Expense	151.25
Bank Service Charges	2,830.13
CA PIT SDI	5,183.88
Celltrust	936.00
Cleaning Expense	525.00
Computer and Internet Expenses	65,100.14
Consultants	5,067.75
Continuing Education	239.88
Custom Duties	1,950.00
Dental Insurance	238.95
Depreciation Expense	6,565.15
Donations	25.00
Dues and Subscriptions	3,417.55
Educational Material	1,200.00
Email Marketing Expense	608.15
Gas	50.98
Gotomeeting	49.00
Health Insurance	14,383.56
Immigration Related Taxes	4,012.02
Insurance Expense	1,636.00
Interest Expense	6,439.95
Legal Expenses	25,827.97
Loan to ChargeBar	0.00
Marketing Expense	72,017.71
Meals and Entertainment	1,260.84
Moving Expense	1,539.70
Office Supplies	2,527.88
Officer Salary	18,077.63
Parking Expense	197.30
Payroll Expense	581.00
Payroll Tax	26,565.81
Postage Expense	1,440.52
R&D Expense	94,518.58
Rent Expense	3,200.34
Sales and Use Tax	2,013.93
Sales Expense	1,080.00
Sales Salaries	5,649.99
State Filing Fees	260.00
State Taxes	2,613.00
Subscriptions	352.00
Telephone Expense	1,624.00
Training	250.00

NetObjex, Inc
Profit & Loss
January through December 2017

	Jan - Dec 17
Travel Expense	25,575.24
Vnm Office Rent	10,800.00
Total Expense	418,583.78
Net Ordinary Income	-147,412.28
Other Income/Expense	
Other Expense	
Other Expense	0.00
Total Other Expense	0.00
Net Other Income	0.00
Net Income	**-147,412.28**

NetObjex, Inc
Profit & Loss
January through December 2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
Other Income	1,614.32
Sales	205,836.12
Sample Deposit	0.31
Total Income	207,450.75
Cost of Goods Sold	
Designer	1,400.00
Packing Materials	543.86
Purchases - Hardware Components	55,607.20
Purchases - Software for Resale	3,234.90
Sysadmin Consultant	600.00
Total COGS	61,385.96
Gross Profit	146,064.79
Expense	
Accounting Expense	679.92
Advertising and Promotion	820.00
Bank Service Charges	1,378.96
Computer and Internet Expenses	55,070.41
Continuing Education	127.38
Depreciation Expense	2,505.46
Educational Material	39.95
Email Marketing Expense	212.31
Gas	54.86
Insurance Expense	3,449.05
Interest Expense	964.73
Legal Expenses	7,654.01
License	124.00
Marketing Expense	14,488.75
Meals and Entertainment	515.65
Moving Expense	400.00
Office Supplies	1,451.43
Parking Expense	88.25
Passport and Notary	21.62
Postage Expense	844.58
R&D Expense	41,594.20
Rental Car	303.95
Repair Expense	277.20
Sales and Use Tax	954.00
Sales Expense	1,345.00
Seminar	12.97
Shipping Charges	490.95
State Taxes	548.39
Telephone Expense	2,277.28
Travel Expense	8,213.45
Warranty Expense	42.47
Total Expense	146,951.18
Net Ordinary Income	-886.39
Net Income	**-886.39**

NETOBJEX, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

Statement of Stockholder's Equity **1/1/2017-12/31/2017**

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity(Deficit)
01/0/2017	-	3500	-	-1054.39	2613.61
Contributed Capita	6388466	412000			412000
Net Income (Loss)					-147412.28
12/31/2017		415500	0	-1054.39	264587.72

Statement of Stockholder's Equity **1/1/2016-12/31/2016**

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity(Deficit)
01/0/2016	-	-	-	-168	-168
Contributed Capita	40000000	3500			3500
Net Income (Loss)					-886.39
12/31/2016		3500	0	-168	2613.61

NETOBJEX, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

9:54 AM

01/04/18

NetObjex, Inc
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-147,412.28
Adjustments to reconcile Net Income to net cash provided by operations:	
Computer Software	-1,246.59
Loan to Clinitraq	-124.94
Loan to RPG	-146.00
Vnm Office Deposit	-1,800.00
Amazon Store Card	-215.08
American Express for NetObjex	-12,687.93
Amex (XQ used for NO)	8,579.35
Credit Card at Bank of America	-9,545.42
Credit Card at Bank of America:Raghuram Bala	12,118.51
Amit Shah	-3,000.00
Raghu Bala Loan	-58,293.75
Net cash provided by Operating Activities	-213,774.13
INVESTING ACTIVITIES	
Accumulated Depreciation	6,565.15
Computer Hardware	-7,769.65
Furniture and Equipment	-11,000.00
Hardware Platform Labor (R&D)	-193.89
R&D Hardware	-3,748.70
Software Platform Labor	-100,510.66
Net cash provided by Investing Activities	-116,657.75
FINANCING ACTIVITIES	
CCHB	250,000.00
Nambi Seshadri Equity	30,000.00
UnitechSales	132,000.00
Net cash provided by Financing Activities	412,000.00
Net cash increase for period	81,568.12
Cash at beginning of period	12,001.75
Cash at end of period	**93,569.87**

NetObjex, Inc
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-886.39
Adjustments to reconcile Net Income to net cash provided by operations:	
Computer Software	-2,034.00
Hardware Inventory	-25,758.53
Loan to Clinitraq	124.94
Amazon Store Card	215.08
American Express for NetObjex	36,120.74
Amex (XQ used for NO)	3,226.60
Amit Shah	3,000.00
Raghu Bala Loan	90,838.14
Net cash provided by Operating Activities	104,846.58
INVESTING ACTIVITIES	
Accumulated Depreciation	2,505.46
Computer Hardware	-12,141.60
Furniture and Equipment	-332.39
Hardware Platform Labor (R&D)	-10,288.41
R&D Hardware	-3,519.89
Software Platform Labor	-72,900.00
Net cash provided by Investing Activities	-96,676.83
FINANCING ACTIVITIES	
Raghu Bala Equity	3,500.00
Net cash provided by Financing Activities	3,500.00
Net cash increase for period	11,669.75
Cash at beginning of period	332.00
Cash at end of period	**12,001.75**

NOTE 1 – NATURE OF OPERATIONS

NetObjex, Inc was formed on October 9, 2015 ("Inception") in the State of Delaware. The financial statements of NetObjex, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [CITY AND STATE].

NetObjex, Inc provides a Digital Asset Management Platform - a middleware that sits between smart edge Internet of Things(IoT) devices and Distributed Ledger technologies to enterprises and organizations for managing their assets. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies. This product is offered as a Platform-as-a-Service online for recurring subscription revenues. The company also provides consulting services to customers relating to the deployment of its flasgship product, and consulting in projects relating to IoT and Distributed Ledger(Blockchain) technologies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscription revenues relating to the use of its Platform as a Service, and Consulting revenues from providing technology services to customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California & Delaware state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

- Credit Card debt to American Express, Visa – used for operational expenses

- Loan owing to founder Raghu Bala

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- AT&T Commitment for Fiber Optic Lines for 3 years with exit clauses and penalties for early termination. In effect as of 1/2/2018.
- $24K owed to Gartner Group for Marketing Services due March 2018

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 30,000,000_ shares of our Class B common stock with par value of $0.0001_. As of 12/31/2017 the company has currently issued 13,987,667 shares of our Class B common stock. We have authorized the issuance of 70,000,000_ shares of our Class A common stock with par value of $0.0001. As of 12/31/2017 the company has currently issued 47,307,040 shares of our Class A common stock.

Subscriptions
The Unitech Sales investment is at a pre-money valuation of $5,000,000 and paid as a subscription of $12000 a month for 25 months commencing Feb 1, 2017 with a scheduled end date of Feb 1, 2019. Equity is allocated in line with each payment. Unitech also has the option to prepay these amounts.

NOTE 6 – RELATED PARTY TRANSACTIONS

Loan owed to Founder Raghu Bala which is being paid down gradually. The loans are do not carry interest payments. The loan outstanding at the end of 2017 is $32544.39. Payments usually range from $8000-10000 periodically offset by billable income brought into the company by founder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through January 4, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

NetObjex is pending **StartEngine Approval.**


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Investors
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Raised of $10K - $107K goal
NetObjex
Blockchain-Empowered Asset Management
Small OPO · Irvine, CA · Technology · Accepting International Investment

netObjex
Powering the Internet of Things


netObjex



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Blockchain-Empowered IoT Asset Management Platform

Invest in NetObjex

Asset Management pervades virtually all global industries from hard goods to soft, and for too long it's been relegated to old models that have become **obsolete** and **antiquated** by recent developments in technology. With the **exponential expansion of the Internet of Things (IoT)**, there's an outstanding **need for a better solution**.

Introducing NetObjex, the cutting-edge Digital Asset Management Platform that enables enterprises to use blockchain technology for real-time tracking of high-performance productivity, output and efficiency.

Our comprehensive, full-scale approach to asset management incorporates **key processes such as Instrumentation, Computation/Analysis, Integration and Monetization.** Using NetObjex's patented asset management platform, enterprises can **reduce costs by 10-15%, significantly adding to topline revenue**.

Invest in NetObjex as we prepare to market robust integrated solutions to our client base and expand upon the range of applications our innovative platform serves. Funds from this raise will be used for continued engineering of the platform, marketing, sales and infrastructure.

- NetObjex CEO Raghu Bala

Investment
$0.15/share of Series B Nonvoting Common Stock | When you invest you are betting the company's future value will exceed $9.1M.

Perks*
$1,000 — If you invest $1,000, you will receive one Unicharge
$2,500 — If you invest $2,500, you will receive one LumiCharge
$5,000 — If you invest $5000, you will receive one Unicharge and 2 Lumicharge units
All perks occur after the offering is completed.

NetObjex's Mission is to enable enterprises to reach their full potential and achieve a competitive advantage with our Digital Asset Management Platform - the most comprehensive IoT platform in the world.

Product Development Stage

The company's flagship Digital Asset Management Platform using IoT and Blockchain has been in production since June 2016. The company continues to invest in Research and Development in improving this product line. As the demand for Blockchain solution is growing tremendously globally, the company is positioning itself as a Blockchain Middleware platform which agnostic as far as the decentralized networks are concerned. To this end, the company foresees a technology ecosystem comprising many different public blockchains containing silos of information. To prepare for this eventuality and in anticipation of this fragmented technology landscape, the NetObjex is adding features such as:

- Code Generation of smart contracts for various decentralized networks
- Inter-Chain communications
- Search across heterogenous blockchains
- Data aggregation across blockchains
- , and more.

These features will position the company uniquely vis-a-viz competitors and provide it with capabilities that would provide it first mover advantage.


Features
Blockchain
IOTA, NEM, Ethereum, Hyperledger and more
Integrations with Civic, IPFS, and more
Off-Chain Processing
Interchain Communication
Data Search across Chains
Data Aggregation across Chains
Digital Assets
Digital Twin
Decentralized ID
Inter-Device Communication
Messaging
MQTT
WebSockets
Analytics
Pluggable Dashboards
Flexible Datasources
Elasticsearch, Cassandra, Mongo, SAP Data-Hub
AI & Machine Learning
Logic
Smart Contracts & Oracles
Rules Processing
Code Generation
Workflow
Edge Computing
Actuation
Firmware interface
Secure Software Distribution
Alerts & Notifications
Mobile Push
Email
SMS
Billing & Payment
Payment Gateways
Cryptocurrencies
ethereum
IOTA
nem
Decentralized Networks
With a choice of Distributed Ledgers
Integration Options
Enterprise Gateway
SugarCRM, Jira, Redmine, CiviCRM
Easily pluggable with CMS, ERP, CRM
Blockchain Middleware
Platform
Enterprise
Systems
Edge
Devices

What We've Accomplished So Far

NetObjex is a growing company with **substantial sales** and **global market traction**.

We've already garnered **more than $500K in sales**, and enterprises around the world continue to see the **unparalleled value of NetObjex's advanced IoT-blockchain technology and how it can provide them with a significant competitive advantage**.

We've also been honored with **numerous accolades and awards** as we continue to increase awareness around our innovative platform.


SLINGSHOT@SWITCH
STARTUP

Top 20 'Grand Finalist' status (out of over 900 applications from 26 countries) at the Slingshot StartUp Competition in Singapore in September 2017.

Worked with Norway's esteemed IOTA Foundation to showcase prototype for dynamic electric vehicle charging at the International Transportation Innovation Center (ITIC).

CEO Raghu Bala honored with the award for Best Medical Wearable Device Abstract Paper at the 2016 AI-Medicine Summit in Dana Point, CA.

The NetObjex Digital Asset Management Platform



Asset Management underlies the inner-workings of global enterprise, and assets themselves can take many forms. For hard good industries, assets may be facilities, machinery, transportation fleets, physical components and products themselves. On the other end of the spectrum, assets may include media, proprietary information, legal contracts and more. From a human resources perspective, people may also be considered assets to a company or enterprise.

Regardless of the format of an enterprise's assets, **NetObjex links these physical assets to the digital world with state-of-the-art IoT and blockchain technology in order to optimize performance and the tracking of productivity, output and efficiency.**

With the rapid expansion of the Internet of Things (IoT), there's **more opportunity than ever for enterprises to utilize these valuable metrics and realize their full potential with NetObjex**.

Some of the key features of the NetObjex Digital Asset Management Platform include:

- **Real-Time Data Acquisition**
- **Big Data & Analytics**
- **Data Certification**

By offering the most up-to-date and relevant data, **NetObjex optimizes the workflow of virtually any enterprise**, whether that enterprise has already gone digital or is in the process of digital transformation.

In addition, **NetObjex uses blockchain technology to store this data in cryptographically-secure ledgers** so that only the appropriate individuals within an enterprise can access this most valuable of information.



Instrumentation

NetObjex collects & disseminates data to/from physical assets via sensors, beacons, agents, micro-controllers, etc.



Computation/ Analysis

NetObjex computes, analyzes & visualizes data sets for review - all while performing machine learning.


LEGACY ENTERPRISE SYSTEMS
BLOCKCHAIN TO ECOSYSTEM PARTICIPANTS

Integration

NetObjex connects seamlessly with blockchain ecosystem participants and/or pre-existing/legacy enterprise systems.

Monetization

NetObjex utilizes cryptocurrency and/or pre-existing digital payment procurement systems.

NetObjex Smart Parking Solution

NetObjex recently unveiled the **Smart Parking Payment Solution** - the first application of its kind to use decentralized networks and cryptocurrency for parking payment.

This game-changing application enables automobiles to autonomously pay for parking via integrated crypto wallets. Using the NetObjex Digital Asset Management Platform, the Smart Parking Solution integrates IoT sensor technology, LoRa communications, decentralized networks and cryptocurrency. In addition to offering **real-time parking and location data**, the NetObjex platform also enables users to **pay for parking remotely via mobile devices**.

Paving the way for smart cities across the globe to incorporate NetObjex into municipal planning and infrastructure, this application of our technology is just the tip of the iceberg. **Thanks to established working relationships with partners such as Advantech, PNI and IOTA, NetObjex is poised to provide a wide range of integrated solutions to industries and enterprises worldwide.**


Mobile Parking

NetObjex Smart Metering Solution



In mid-2017, NetObjex showcased its revolutionary **Smart Metering Solution** at the Bangkok Smart Energy Hackathon in partnership of IOTA of Norway.

The innovative application of the NetObjex Digital Asset Management Platform provides a **secure, cost-efficient approach** to smart metering.

Utilizing the IOTA decentralized network, its MIOTA cryptocurrency and NetObjex's mobile software development kits (SDKs), **the Smart Metering Solution effectively removes middlemen and allows for direct payment between electric energy providers and consumers.**

Looking ahead to 2018, this application will be front-and-center as NetObjex markets the platform to **communities and municipalities worldwide**.

NetObjex-Powered ChargeBar

NetObjex powers ChargeBar's innovative smart mobile phone charging kiosk that enables users to charge a wide array of mobile devices while also offering unique opportunities for customer engagement and data collection.

Expertly engineered and designed, this smart kiosk incorporates **sensors to measure traffic and facial recognition for targeted campaigns** as well as **ingests contact information for next-level lead generation and customer-retention**.


ChargeBar
Welcome
RETRIEVE YOUR DEVICE

Infinite Applications


Industrial
Commercial
Residential
Controllers
Sensors
Beacons
3G
4G
LTE
CLOUD
Cloud Computing
Fog Computing
OLTP & Big Data
IoT Cloud Platform
JIRA
REDMINE
CIVICRM
& More
Enterprise Gateway
Blockchain & SmartContracts
Administration Panel
Dashboard & Analytics

By linking physical assets to virtual tracking, computing and analysis, NetObjex minimizes delays, stoppages, inefficiencies and other obstacles that keep enterprises from operating at peak performance. In addition, the additional feedback loop provided NetObjex management of smart, connected products and services also **encourages innovation and improvement** since the platform allows for real-time identification of open opportunities and gaps in productivity.

Here is just a sampling of some of the applications NetObjex is currently engineering for clients in various global industries:

- **Fire Alarms**
- **Uninterruptible Power Supply/UPS & Battery Monitoring**
- **Water Flow Meter**
- **Water Quality Detector**
- **Data Center Monitoring**
- **Sensors** (Motion, Lighting, Co2, etc.)
- **Lighting Control**
- **Central Monitoring System** (incorporating all of the above)
- **Access Control** (with smart integrated biometric system)
- **Meeting Room Scheduling**
- **Wireless Occupancy Sensor**

Currently, **netObjex is directly involved in a number of different blockchain digital-asset-management projects** in both development and advisory capacities, including:

Development

Diamond Traceability Blockchain

Fashion Blockchain

Academic Credentials Blockchain

Mixed Martial Arts Blockchain

Advisory

Media Blockchain

AML/KYC Blockchain

Charity Fundraising Blockchain

Social Media Blockchain

Mortgage Blockchain

The Market & Industry

As a platform and provider of IoT solutions, NetObjex enables enterprises to collect invaluable data in real-time, empowering leadership to make informed decisions and access comprehensive analysis that gives them a significant advantage over the competition.

With additional capital from this crowdfunding raise, **we project a target revenue of $1-1.5M over the course of 2018** primarily through revenue from NetObjex SaaS fees and services.

Lowest-Hanging Fruit

While the NetObjex Digital Asset Management Platform may be utilized across a vast spectrum of industries and enterprises, **we've identified the following sectors as lowest-hanging fruit for early adoption**:

- **Transportation**
- **Industry 4.0 Manufacturing**
- **Supply Chain & Logistical Operations**
- **Smart City Ecosystems**

On a global scale, **IoT tracking will only continue to move away from the outdated, centralized client-server model**. As more and more industries transition to a decentralized blockchain approach, **the value of the NetObjex platform will keep growing at an exponential rate**.

Established Clients & Partners

Accolades from Our Partners

"NetObjex has been a trusted partner in assisting Aquai develop state-of-the-art IoT capabilities in the Smart Water Sensor domain."

- Aquai CEO Mike Enkerlin

"The Clinitraq Smart Dosimeter technology is built on the NetObjex IoT-Blockchain Platform. These technologies are poised to change the face of how medical care is administered globally and we are glad to be partnered with NetObjex."

- Clinitraq CMO Dr. Krishnareddy

"Working with NetObjex has been an exceptional experience where they understood my IoT requirements and exceeded my expectations with high quality results."

- Real Prize Games CEO Wayne Gold

"Raghu and his team did a fantastic job converting my charging station to their state-of-the-art marketing data capture technology... We will definitely be using his expertise on our future projects."

- ChargeBar CEO Hartley White

---

netObjex

Powering the Internet of Things


Penang Mini Maker Faire




netObjex
Smart City IoT Network & Platform


ACCENTURE VENTURES STARTUP DEMO DAY
2017

October 2015

NetObjex is Founded!

Raghu Bala incorporates NetObjex in Irvine, CA.

August 2017

NetObjex Participates in Bangkok Hackathon!

NetObjex demonstrates its Smart Metering Solution at the Bangkok Smart Energy Hackathon.

September 2017

NetObjex Participates in IoT India Congress Event!

NetObjex showcases the Digital Asset Management Platform in partnership with Advantech of Taiwan.

September 2017

NetObjex Chosen as Grand Finalist!

NetObjex is named a Top 20 Grand Finalist at the Slingshot Startup Competition in Singapore.

October 2017

NetObjex Showcases EV Charging Prototype!

Our prototype for dynamic electric vehicle charging is revealed at the iTiC.

November 2017

NetObjex Demonstrates Smart Parking Solution!

Our Smart Parking Solution with cryptocurrency is shown at the Advantech IOT Developer's Forum.

December 2017

Invited to Present on Smart Media in New Delhi!

NetObjex is invited to present on Smart Media at the CII's (Confederation of Indian Industry) Big Picture Summit.

December 2017

NetObjex Presents at Accenture Open Innovation!

NetObjex presents at the Accenture Ventures & Open Innovation in India.

January 2018

Capital Innovators Applaud NetObjex!

NetObjex advances to the final round of the Capital Innovators Accelerator Competition in St. Louis, MO.

January 2018

NetObjex Launches on StartEngine!

NetObjex seeks $107k and eventually $M from everyday investors.

February 2018

PortXL Applauds NetObjex! (ANTICIPATED)

NetObjex is selected to advance to the finals of the PortXL Accelerator in Rotterdam, Netherlands.

March 2018

NetObjex Scales Up! (ANTICIPATED)

With this crowdfunding raise, NetObjex will be poised to court new clients and expand its team, focusing specifically on further engineering, marketing and sales.

In the Press

MarketWatch

SHOW MORE

Meet the Founder



Raghu Bala

CEO, Director

NetObjex CEO Raghu Bala was previously an executive with Yahoo, Infospace, PwC, and with 3 successful startup exits. He also teaches MIT Sloan School of Business/Computer Science and AI Laboratory's course on the Implications of artificial intelligence on Business Strategy. Mr. Bala was winner of 2016 Best Abstract in Best Wearable Medical Device category at the AI in Medicine conference, and in 1993 winner of the Best Thesis Award on Temporal Databases at the Hartford Graduate Center Conference. He holds an MBA in Finance from Wharton MBA, an MS in Computer Science from RPI, has been a Columbia University Adjunct Lecturer, published author (Microsoft Press, Macmillan) and speaker at several major conferences including IoT Congress, Google IO, and more. Source Interlink Media Aug 1, 2006 - Apr 30, 2014, CTO Various Clients May 1 2014 - Jan 20 2017, Technical Consultant NetObjex Inc, Jan 21 2017-Present, CEO

And the Rest of the Team



Priya Krishnamurthy
Member of Board of Directors
2015-present NetObjex 2013-15 President of Castlerock Holdings LLC 2010-2013 President of Fanggle



Dr. Nambi Seshadri
Ex CTO of Broadcom
Team Member of NetObjex



Dr. Joachim Taiber
Automotive Industry Expert
Team Member of NetObjex



Dr. Narayanaswamy
Data Scientist (Cs3 Inc)
Team Member of NetObjex



Paul Price
Corporate Counsel
Team Member of NetObjex



Tung Hoang
IoT Architect
Team Member of NetObjex



Alexsander Karpov
Middleware Architect
Team Member of NetObjex



Duong Nguyen
Blockchain Architect
Team Member of NetObjex



Hung Nguyen
Development Manager
Team Member of NetObjex



Balaji Raghunathan
VP IoT Operations & Logistics
Team Member of NetObjex



Francois Lindsay
Industrial Design Engineer for IoT Devices
Team Member of NetObjex



Shy Meirovitch
IoT Hardware Design Engineer
Team Member of NetObjex



Jayaram Bhat
Director of Systems Integration
Team Member of NetObjex



Sam Ong
Director of Business Development Far East with Asia/Pacific
Team Member of NetObjex



Harish Kamat
Director of Business Development South Asia
Team Member of NetObjex



Flavio Calonge
Director of Business Development Latin America
Team Member of NetObjex

Offering Summary

Maximum 713,333 shares of common stock ($106,999.95)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 66,666 shares of common stock ($9,999.90)

Company	NetObjex, Inc.
Corporate Address	92 Corporate Park, Suite C750, Irvine CA, 92606
Description of Business	NetObjex is a software company whose flagship product is a Digital Asset Management Platform - a middleware that sits between smart edge IoT devices and Distributed Ledger technologies. The platform enables inter-device communication, tracking and tracing of assets, asset performance optimization, and reduce asset shrinkage/waste/inefficiencies.
Type of Security Offered	Series B Nonvoting Common Stock
Purchase Price of Security Offered	$ 0.15
Minimum Investment Amount (per investor)	$150

Perks:

$1,000 — If you invest $1,000, you will receive one Unicharge (http://www.theunicharge.com/).

$2,500 — If you invest $2,500, you will receive one LumiCharge (https://www.lumicharge.com/)

$5,000 — If you invest $5000, you will receive one Unicharge ((http://www.theunicharge.com/). and 2 Lumicharge units (https://www.lumicharge.com/).

The 10% Bonus for StartEngine Shareholders

NetObjex, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Series B Nonvoting Common Stock at $0.15 / share, you will receive 100 Series B Nonvoting Common Stock bonus shares, meaning you'll own 1,100 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

<u>Video 1</u>

Animation (Toontons Contribution)	Voice Over (Client Contribution)
	Asset Management touches every organization and covers a broad spectrum including
Introduce the broad spectrum by showing the Vehicles, machines, people(Silhouettes), and media icons following the narration.	1. hard goods such as vehicle fleets or machinery 2. soft goods such as legal contracts or media (images, music and video recordings), 3. even human resource assets
Show an employee/business owner working with inventory using Barcode and RFID, and show a transition to new to scene showing the missing analytics in the regular methods	Most organizations still rely on antiquated approaches for managing their asset performance and utilization. This adds up to millions of dollars in lost asset productivity, efficiency and utilization. Old fashioned tracking technologies such as barcodes or QR codes just don't cut it and may be costing you more than you think in lost customers and revenues.
	Introducing the NetObjex Digital Asset Management Platform
Introduce NetObjex logo	
	Imagine a powerful platform that combines state of the art IoT and Blockchain technologies to help with your organization's digital transformation....
Show the icons of IoT and Blockchain. Show a digital twin of an asset is made on both cloud and blockchain and connect the actual product with the virtual one.	NetObjex links your assets in the physical world to the digital world through its revolutionary IoT-Blockchain asset management platform.
Show realtime tracking and tracing, a graph	

which depicts the performance and improved efficiency.

Our leading edge platforms boasts of state of the art features such as

- Realtime data acquisition
- Machine learning
- Data certification through cryptographically secure distributed ledgers

Show kinetic typographic animation which indicates the fastness at cheaper price.

Our comprehensive approach to asset management involves:

- Instrumentation - Collects and disseminates data to/from physical assets through the use of agents, sensors, beacons, microcontrollers etc

Animate the multilayers in 3D and explain each with popping up necessary icons followed by text.

- Compute - Collects, computes and visualizes data through dashboards, while perform machine learning.
- Integration - This involves integration with legacy enterprise systems, or connecting through blockchain to ecosystem participants.
- Monetization – Utilizing existing digital payment gateways, or through cryptocurrency.

NetObjex logo, url, phone number

Let us enable your organization to reach its full potential and gain competitive advantage

Talk to us today

Video 2

netObjex // StartEngine // Charge Bar

Intro Sign
Charge Bar
Smart Mobile Charging Station

phone charging station

chargebar
Welcome
Charge your devices here
charge your device
retrieve your device
touch screen tablet angled for security and privacy

Facial recognition sensor for Targeted Surveys
by gender and age
Sensors motion, distance for collecting data
on foot traffic to kiosk

Secure electronic locks

Internet connects via wifi/cellular/ethernet

top display for signage

cloud based analytics

campaign management for ads and surveys

consumer engagement surveys on tablet

charge your device

retrieve your device

Charge Bar
Smart Mobile Charging Station

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:47 PM 09/30/2015
FILED 05:47 PM 09/30/2015
SR 20150332463 - File Number 5838780

CERTIFICATE OF INCORPORATION
OF
NETOBJEX, INC.

ARTICLE 1

The name of this corporation is NetObjex, Inc. (the "**Corporation**").

ARTICLE 2

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the Corporation's registered agent at that address is The Corporation Trust Company.

ARTICLE 3

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time.

ARTICLE 4

(a) Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock which this Corporation has authority to issue is one hundred million (100,000,000) shares. Twenty-five million (25,000,000) shares shall be designated Common Stock, $0.0001 par value per share and seventy-five million (75,000,000) shares shall be designated Preferred Stock, $0.0001 par value per share.

(b) Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

1. The number of shares constituting that series and the distinctive designation of that series;

2. The dividend rate, if any, on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

3. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

4. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

5. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

6. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

7. Any other relative rights, preferences and limitations of that series.

ARTICLE 5

(a) The election of directors need not be by written ballot unless otherwise provided in the Bylaws. The number of directors of the Corporation will be as specified in the Corporation's Bylaws.

(b) Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the General Corporation Law of the State of Delaware) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or by the Bylaws of the Corporation.

(c) The Corporation reserves the right to amend, alter or repeal in any respect any provision of the Certificate of Incorporation in the manner now or subsequently prescribed by statute, and all rights and powers conferred upon directors or stockholders in this Certificate of Incorporation or any amendment hereof are conferred subject to this reservation.

ARTICLE 6

(a) To the fullest extent permitted by applicable law, a director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director.

(b) To the fullest extent permitted by applicable law, the Corporation may indemnify any person made or threatened to be made a party to any action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other enterprise.

(c) Any repeal or modification of this Article 6 by the stockholders of the Corporation shall be prospective only, and shall not eliminate or reduce the effect of this Article 6 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article 6, would accrue or arise prior to such repeal or modification.

ARTICLE 7

The Board of Directors of the Corporation shall have the power to make, alter, amend or repeal the Bylaws of the Corporation, or adopt new Bylaws, without any action on the part of the stockholders.

ARTICLE 8

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware, in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants.

ARTICLE 9

The name and address of the Incorporator of the Corporation is as follows:

Thomas W. Pascoe
Stradling Yocca Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

I, THE UNDERSIGNED, being the Incorporator, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, do certify that the facts herein stated are true, and accordingly, have hereunto set my hand this 30th day of September, 2015.

Thomas W. Pascoe, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:45 PM 02/16/2017
FILED 04:45 PM 02/16/2017
SR 20170977138 - File Number 5838780

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
NETOBJEX, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "Corporation") is NetObjex, Inc.

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on September 30, 2015.

3. This Certificate of Amendment was duly adopted by the board of directors of the Corporation in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware and amends the provisions of the Certificate of Incorporation of the Corporation, as currently in effect.

4. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article 4 thereof and by substituting in lieu of said Article 4 the following new Article 4:

"ARTICLE 4

> The total number of shares of capital stock which this Corporation shall have authority to issue is one hundred million (100,000,000) shares of Common Stock, $0.0001 par value per share, of which fifty million (50,000,000) shares shall be designated Series A Voting Common Stock and fifty million (50,000,000) shares shall be designated Series B Nonvoting Common Stock. Each share of Series A Voting Common Stock shall entitle the holder thereof to one (1) vote. Each share of Series B Nonvoting Common Stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as the Series A Voting Common Stock, provided, however, that the Series B Nonvoting Common Stock shall be a non-voting series of Common Stock."

5. The holders of the necessary number of shares of capital stock of the Corporation gave their written consent in favor of the foregoing amendments in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed this 15th day of February, 2017.

____

Raghuram Balasubramanian, Chief Executive Officer